UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	July 31, 2009
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............1.0
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-4852				Date examination completed: August 1, 2008
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Victory Portfolios
4. Address of principal executive office (number, street, city, state, zip code): 3435 Stelzer Road, Columbus, Ohio 43219

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                  All items must be completed by the investment company.

2.                  Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                  Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (10-03)

Report of Independent Registered Public Accounting Firm

To the Trustees of

The Victory Portfolios:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Victory Portfolios (hereafter referred to as the “Funds” and constituting the Institutional Money Market Fund, Federal Money Market Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Government Reserves Fund, Ohio Municipal Money Market Fund, Core Bond Fund, Fund for Income, National Municipal Bond Fund, Ohio Municipal Bond Fund, Balanced Fund, Investment Grade Convertible Fund, Value Fund, Established Value Fund, Diversified Stock Fund, Stock Index Fund, Special Value Fund, Small Company Opportunity Fund and Focused Growth Fund) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 1, 2008.  Management is responsible for the Funds’ compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of August 1, 2008, and with respect to agreement of security purchases and sales, for the period from March 28, 2008 (the date of our last examination), through August 1, 2008:

•                  Confirmation of all securities held by institutions in book entry form at the Depository Trust Company and the Federal Reserve Bank of Cleveland, without prior notice to management;

•                  Confirmation of all securities out for transfer with brokers or alternative procedures where confirmations were not obtained;

•                  Confirmation of all mutual fund investments with transfer agents;

•                  Reconciliation of all such securities to the books and records of the Funds and KeyBank National Association, the Funds’ Custodian;

•                  Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian’s records;

•                  Confirmation of all credit default swaps with the respective counterparty;

•                  Confirmation of all open futures contracts and underlying collateral with brokers; and

•                  Agreement of 25 security purchases and 25 security sales or maturities since our last report from the books and records of the Funds to broker confirmations/trade tickets.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that The Victory Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 1, 2008 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Columbus, Ohio

October 27, 2008

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of The Victory Portfolios (hereafter referred to as the “Funds” and constituting the Institutional Money Market Fund, Federal Money Market Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Government Reserves Fund, Ohio Municipal Money Market Fund, Core Bond Fund, Fund for Income, National Municipal Bond Fund, Ohio Municipal Bond Fund, Balanced Fund, Investment Grade Convertible Fund, Value Fund, Established Value Fund, Diversified Stock Fund, Stock Index Fund, Special Value Fund, Small Company Opportunity Fund and Focused Growth Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 1, 2008, and from March 28, 2008 through August 1, 2008.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 1, 2008, and from March 28, 2008 through August 1, 2008, with respect to securities reflected in the investment account of the Funds.

Victory Portfolios

/s/ Michael Policarpo II
Michael Policarpo, II
President, Victory Portfolios

October 27, 2008
Date

/s/ Christopher Sabato
Christopher Sabato
Treasurer, Victory Portfolios

October 27, 2008
Date